UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41987

U-BX Technology Ltd.

Zhongguan Science and Technology Park

No. 1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China
People’s Republic of China 214000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

On July 29, 2025, the Board of Directors of U-BX Technology Ltd. approved and adopted an equity incentive plan (the “2025 Equity Incentive Plan”), which became effective on July 29, 2025. Attached to this Form 6-K as Exhibit 99.1 is a copy of the 2025 Equity Incentive Plan.

EXHIBIT INDEX

Exhibit No.	Description
99.1	U-BX Technology Ltd. 2025 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U-BX Technology Ltd.

Date: July 30, 2025	By:	/s/ Jian Chen
	Name:	Jian Chen
	Title:	Chief Executive Officer

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